Filed pursuant to Rule 433
Registration No. 333-131810

DOMINION RESOURCES, INC.

FINAL TERM SHEET

June 12, 2008

	2008 Series A 6.40% Senior Notes due 2018	2008 Series B 7.0% Senior Notes due 2038

Issuer:	Dominion Resources, Inc.	Dominion Resources, Inc.

Principal Amount:	$500,000,000	$400,000,000

Expected Ratings (Moody’s/S&P/Fitch):	Baa2 (stable outlook)/A-(stable outlook)/BBB+ (stable outlook)	Baa2 (stable outlook)/A-(stable outlook)/ BBB+ (stable outlook)

Trade Date:	June 12, 2008	June 12, 2008

Settlement Date:	June 17, 2008	June 17, 2008

Final Maturity Date:	June 15, 2018	June 15, 2038

Interest Payment Dates:	June 15 and December 15	June 15 and December 15

First Interest Payment Date:	December 15, 2008	December 15, 2008

Call Provisions:	Make Whole Call at T+35 bps	Make Whole Call at T+40 bps

Treasury Benchmark:	3.875% due May 15, 2018	5.00% due May 15, 2037

Benchmark Yield:	4.213%	4.762%

Spread to Benchmark:	+220 bps	+230 bps

Reoffer Yield:	6.413%	7.062%

Coupon:	6.40%	7.0%

Price to Public:	99.906%	99.232%

Proceeds to Company Before Expenses:	99.256%	98.357%

CUSIP/ISIN:	25746U BE8/US25746UBE82	25746U BD0/US25746UBD00

Concurrent Offering:	Concurrently with this offering, the Company has offered $300,000,000 of its 2008 Series C Floating Rate Senior Notes due 2010. The Series C Senior Notes, which are expected to be issued on June 17, 2008, will initially bear interest until the first LIBOR Rate Reset Date at a rate equal to the Three Month LIBOR Rate on June 13, 2008, plus 105 basis points. The rate will be reset quarterly. The Series C Senior Notes will mature on June 17, 2010 . The Series C Senior Notes will rank equally with all of our other senior unsecured indebtedness, and are senior in right of payment to all of our subordinated indebtedness. Neither the offering of the Series A and Series B Senior Notes, nor the offering of the Series C Notes are conditioned on the other.

Joint Book-Running Managers:	Barclays Capital Inc.; Citigroup Global Markets Inc.; J.P. Morgan

    Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	1-888-227-2275, ext. 2663 (toll free)

Citigroup Global Markets Inc.	1-877-858-5407 (toll free)

J.P. Morgan Securities Inc.	1-212-834-4533 (collect)

Merrill Lynch, Pierce, Fenner & Smith Incorporated	1-866-500-5408 (toll free)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.